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                    [Letterhead of Fredrikson & Byron, P.A.]



February 24, 1999


Mr. Peter J. King
The King Management Corporation
5500 Wayzata Blvd., Suite #750
Golden Valley, MN 55416



Dear  Peter:

         The Sunrise Board of Directors decided some time ago that it was in the best interests of Sunrise to begin repurchasing its common stock on the basis that the Board believed that the Sunrise stock was significantly undervalued. In fact, in the last trading window ending on November 30, 1998, Sunrise did repurchase 566,418 of its shares. The Board continues to believe that it is in Sunrise's best interests to repurchase its stock. If anything, the Board is more committed to this program than ever because of Sunrise's excellent financial performance and the continued reluctance of the market to recognize this performance. Because of the significant increase of equipment repurchases, Sunrise has run up against its credit line limits, even though there has been a significant increase in Sunrise's assets and net equity. Sunrise is dealing with this problem, but it will take some time before Sunrise is in a position where its access to cash will allow it to get back into the market to repurchase its stock.

         Heartland Advisors I has indicated its desire to sell 630,000 shares of Sunrise common stock for $4.35 per share, plus $31,500 to cover a commission for Dougherty Summit. Dougherty Summit may split the commission with Heartland. Tom Abood of Dougherty Summit will verify for us the treatment of the commission payment. You have indicated that King Management would be willing to purchase the Sunrise stock and provide Sunrise the right to purchase the stock back from King Management at such time or times as Sunrise's cash resources allow it to make such purchase or purchases without impinging on its ability to fund its operations. You have agreed to afford Sunrise this right on the following terms:

     1. At any time, Sunrise may give written notice to you of its desire to purchase its stock from you.

     2. Such notice will include the number of shares which Sunrise intends to purchase, but in no event will any single purchase cover fewer than 50,000 shares.

     3. With the initial purchase, Sunrise will pay to you, in addition to the purchase price of $4.35 per share, the Dougherty Summit fee of $31,000.


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February 24, 1999
Page 2

     4. Within 15 days after written notice from Sunrise, King Management will deliver to Sunrise, a Sunrise stock certificate for the number of shares being acquired by Sunrise, as set forth in its notice, and Sunrise will deliver to King Management a check for the purchase price for such shares, determined on the basis of $4.35 per share, plus King Management's carrying costs for such shares which you and Sunrise have agreed will be determined by applying an annual interest rate equal to eight percent.

     5. This right of repurchase by Sunrise of the Sunrise shares will extend for a minimum term of one year, and may be extended beyond one year, subject to King Management's approval.

     6. The obligations of this letter agreement between Sunrise and King Management will be binding on the successors and assigns of both parties, and will be subject to the laws of the State of Minnesota.

         Peter, if this letter reflects your understanding of the agreement between Sunrise and King Management, please sign where indicated below as President of The King Management Corporation.

                                     Very truly yours,

                                     /s/ Thomas R. King

                                     Thomas R. King
                                     On Behalf of the Board of Directors of
                                     Sunrise International Leasing Corporation

I hereby agree to the terms outlined above.



  /s/ Peter J. King, President
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The King Management Corporation